

Mail Stop 3561

October 30, 2008

Randal W. Scott, Ph.D.
Chief Executive Officer
Genomic Health, Inc.
301 Penobscot Drive
Redwood City, California

      Re: Genomic Health, Inc.
             Form 10-K for fiscal year ended December 31, 2007
             Filed March 14, 2008
             File No. 000-51541

Dear Dr. Scott:

      We have reviewed your filing and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. You should comply with this comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation

1.   We note the statement on page 10 that your philosophy is to align compensation with "corporate and financial objectives." You also refer to the performance of the company in connection with the board committee "setting the level of cash and equity compensation for executive officers." Please revise future filings to briefly explain in quantitative and qualitative terms what specific items of corporate performance are taken into account in setting compensation policies and making compensation decisions. See Item 402(b)(2)(v) of Regulation S-K. Please confirm that future filings will contain such disclosure and provide a

description of it in your response letter. In this regard, please advise us if compensation of executive officers involves performance targets or "achievement of corporate goals," as referenced on page 12.

* * * * *

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct questions to John Dana Brown at 202-551-3859 or Jim Lopez at 202-551-3536.

Sincerely,

John Reynolds
Assistant Director

cc: Randal W. Scott, Ph.D.
        Fax: (650) 556-0750